Exhibit 99.1
UROPLASTY REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER FY2011
Global Sales increase 9%; U.S. Macroplastique sales grow 50%
Sales to U.S. customers up 23%
Conference call today at 3:30 p.m. CT
MINNEAPOLIS, MN, October 27, 2010 — Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the second fiscal quarter ended September 30, 2010. Global sales grew 9% driven primarily by a 50% increase in Macroplastique product sales in the U.S.
“We reported a 9% increase in revenue in the seasonally weakest quarter of the year, while making substantial progress in positioning the Company for the relaunch of Urgent PC with the availability of the new CPT code early next year,” said David Kaysen, President & CEO of Uroplasty, Inc. “Growth in sales to U.S. customers of 23% was driven by our renewed focus on Macroplastique, as well as an increase in sales of Urgent PC. Sales outside the U.S., excluding currency translations, were up 4% from the same quarter the prior year.”
“Late in our fiscal second quarter, we announced that five regional Medicare carriers planned to initiate coverage and payment for Posterior Tibial Nerve Stimulation (PTNS), using our Urgent PC system. Given the time the carriers require to implement this coverage, including the programming of computers to accept electronic claims, as well as the desire on the part of physicians to start slowly with submitting claims to insure payment, we saw little revenue contribution from this development for the period.
“In anticipation of the establishment of a new CPT code and reimbursement rates for the Urgent PC procedure, we are moving forward on our plan to build our sales force and complete the training and other efforts necessary to drive awareness and sales of Urgent PC. We have doubled the number of sales reps from 15 at the start of our fiscal year to 30, who have either officially joined Uroplasty or have accepted positions with the company and are scheduled to be on board by early November. We have also added three field reimbursement specialists and are looking for a fourth. With the four field sales managers already in place, we are well on our way to building the sales organization we believe we need to execute a successful marketing effort for Urgent PC. We anticipate that the new CPT code number and reimbursement rates will be assigned and published in the Federal Register by the Centers for Medical and Medical Services (CMS) very shortly and we want to be well-positioned to move forward as quickly as possible to educate physicians and consumers about the benefits of our procedure,” Mr. Kaysen added.
Fiscal Second Quarter and First Half Results for the Period Ended September 30, 2010
Net sales for the three months ended September 30, 2010 totaled $3.2 million, an increase of 9% over net sales of $3.0 million for the same quarter of the prior fiscal year. Excluding the translation impact of foreign currency exchange rates, sales increased by approximately 13%. For the six months ended September 30, 2010, net sales were $6.3 million, 8% above net sales for the comparable period of 2009 of $5.8 million. Excluding the impact of foreign exchange translation, sales grew by 12%.
Sales to customers in the U.S. for the three months ended September 30, 2010 were $1.8 million, a 23% increase compared to $1.5 million in net sales for the year-ago quarter. During the first half of fiscal

2011, sales to customers in the U.S. totaled $3.5 million, representing a 17% increase over net sales of $3.0 million for the six month period of fiscal 2010.
Sales in the U.S. of the Urgent PC product for the three months ended September 30, 2010 increased 6% to $1.0 million compared with $960,000 for the same period last year. This was at the high end of the recent range of quarterly sales between $900,000 and $1.0 million. For the recent six month period, sales from Urgent PC totaled $1.9 million, a decline of 3% from $2.0 million for the comparable period last year.
Sales in the U.S. of Macroplastique increased 50% to $791,000 for the three months ended September 30, 2010, from $528,000 for the same period last year. For the six months of fiscal 2011, sales of Macroplastique increased 58% to $1.5 million versus $949,000 in the same period a year ago. The growth in Macroplastique product sales reflects the increased sales and marketing focus on this product line as well as competitive benefits that have been highlighted by independent reviews.
Net sales to customers outside of the U.S. for the three months ended September 30, 2010 were $1.4 million, a decrease of 6% from $1.5 million in the same quarter last year. Excluding the impact of foreign exchange translation, sales increased by approximately 4%. For the six months ended September 30, 2010, sales of $2.8 million were roughly unchanged from the comparable period of the prior year. Excluding the impact of foreign exchange translation, sales increased by approximately 7%.
The operating loss for the fiscal second quarter ended September 30, 2010 was $947,000 compared with $877,000 in the prior year. The operating loss, excluding non-cash charges for share-based compensation and depreciation and amortization, of $591,000 in the recent second quarter increased from approximately $475,000 in the year-ago quarter, primarily due to increased spending because of higher bonuses, commissions, increase in headcount and consulting expenses. The net loss for the three months ended September 30, 2010 was $923,000, or $0.05 per diluted share, as compared to a net loss of $875,000, or $0.06 per diluted share, for the quarter ended September 30, 2009.
Cash and cash equivalents and short-term investments at September 30, 2010 totaled $21.4 million. Reflected in the total was the contribution from the proceeds of a recently completed public offering of common shares. In July 2010, the company issued 4.6 million shares at $3.50 per share, for net proceeds of approximately $14.9 million. The company plans to use the proceeds to expand the U.S. sales and marketing organizations to support the Urgent PC business, and for clinical studies, working capital and general corporate purposes. Following completion of the public offering, the company has 20.5 million common shares outstanding.
“With the additional capital raised through the offering, we have the funds necessary to execute our plan to drive sales growth and move toward profitability,” continued Mr. Kaysen. “While we are managing this cash very carefully, over the next couple of quarters, we expect to increase our investments in building our marketing and sales effort in support of our relaunch of Urgent PC. In addition, we intend to explore the emerging opportunity in the U.S. to treat fecal incontinence using the Urgent PC, which has already received a CE Mark for treatment of fecal incontinence in Europe. With the opportunities ahead for Urgent PC and the momentum in Macroplastique sales supported by a strong balance sheet, we are excited about the outlook for the company.”
Conference Call
Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the second fiscal quarter ended September 30, 2010. David Kaysen, President and

Chief Executive Officer and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer will host the call. Individuals wishing to participate in the conference call should dial 877-941-6012. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) or 303-590-3030 (international), with the passcode 4374726#.
About Uroplasty, Inc.
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions. Our focus is the continued commercialization of our Urgent PC system, which we believe is the only FDA-approved minimally invasive nerve stimulation device designed for office-based treatment of urinary urgency, urinary frequency and urge incontinence — symptoms often associated with overactive bladder.
We also offer Macroplastique Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.
Forward-Looking Information
This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC. In particular, we cannot be certain that the CPT Code for the PTNS procedures in which Urgent PC is used will be timely published, that the rate of reimbursement for such procedures will be adequate to justify the cost of our product, that the amount and rate at which we apply funds to expand our sales force will be justified by increased sales, that larger competitors will not introduce products or pharmaceuticals that target the portion of the market for which Urgent PC is designed, that sales of our Macroplastique product will continue to increase, that percutaneous nerve stimulation will ever be an accepted, and FDA-cleared, procedure for the treatment of fecal incontinence, or that if it is, it will be reimbursed by private and governmental payers, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements .
For Further Information:

Uroplasty, Inc.	EVC Group
David Kaysen, President and CEO, or	Doug Sherk/Jenifer Kirtland (Investors)
Medi Jiwani, Vice President, CFO, and	415.896.6820
Treasurer	Chris Gale (Media)
952.426.6140	646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Net sales	$3,244,823	$2,986,475	$6,280,322	$5,812,404
Cost of goods sold	594,469	535,074	1,105,165	1,087,044

Gross profit	2,650,354	2,451,401	5,175,157	4,725,360

Operating expenses
General and administrative	897,368	713,040	1,747,685	1,561,591
Research and development	472,008	435,898	872,637	963,713
Selling and marketing	2,017,420	1,968,054	4,005,946	4,025,342
Amortization	210,682	211,503	421,450	423,316

	3,597,478	3,328,495	7,047,718	6,973,962

Operating loss	(947,124)	(877,094)	(1,872,561)	(2,248,602)

Other income (expense)
Interest income	17,999	24,230	31,627	55,629
Interest expense	(1,938)	(1,788)	(3,885)	(9,694)
Foreign currency exchange gain (loss)	10,574	(7,365)	12,364	(14,697)
Other, net	—	2,000	(192)	(183)

	26,635	17,077	39,914	31,055

Loss before income taxes	(920,489)	(860,017)	(1,832,647)	(2,217,547)

Income tax expense	2,183	14,642	19,333	22,887

Net loss	$(922,672)	$(874,659)	$(1,851,980)	$(2,240,434)

Basic and diluted loss per common share	$(0.05)	$(0.06)	$(0.11)	$(0.15)

Weighted average common shares outstanding:
Basic and diluted	19,088,249	14,946,540	17,207,957	14,942,179

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents & short-term investments	$21,387,687	$5,811,269
Accounts receivable, net	1,492,279	1,287,440
Inventories	472,584	341,497
Income tax receivable	—	23,820
Other	318,808	237,321

Total current assets	23,671,358	7,701,347

Property, plant, and equipment, net	1,186,372	1,230,771
Intangible assets, net	2,122,945	2,533,095
Deferred tax assets	115,026	108,530

Total assets	$27,095,701	$11,573,743

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$487,114	$485,594
Current portion — deferred rent	35,000	35,000
Income tax payable	12,433	10,000
Accrued liabilities:
Compensation	952,835	903,057
Other	264,578	212,028

Total current liabilities	1,751,960	1,645,679

Deferred rent — less current portion	94,886	112,500
Accrued pension liability	556,124	601,037

Total liabilities	2,402,970	2,359,216

Total shareholders’ equity	24,692,731	9,214,527

Total liabilities and shareholders’ equity	$27,095,701	$11,573,743

UROPLASTY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	September 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(1,851,980)	$(2,240,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	567,576	567,238
Loss on disposal of equipment	192	186
Share-based consulting expense	8,202	—
Share-based compensation expense	140,490	291,462
Deferred income taxes	(4,925)	(3,249)
Deferred rent	(17,614)	(17,462)
Changes in operating assets and liabilities:
Accounts receivable	(187,514)	91,206
Inventories	(125,674)	47,499
Other current assets and income tax receivable	(57,949)	(102,998)
Accounts payable	1,196	(185,406)
Accrued liabilities	94,179	(348,419)
Accrued pension liability, net and income tax payable	(48,246)	(58,492)

Net cash used in operating activities	(1,482,067)	(1,958,869)

Cash flows from investing activities:
Proceeds from sale of short-term investments	2,500,000	2,500,000
Purchase of short-term investments	(5,000,000)	(2,000,000)
Purchases of property, plant and equipment	(94,506)	(61,334)
Purchases of intangible assets	(11,300)	—
Proceeds from sale of property, plant and equipment	—	2,000

Net cash (used in) provided by investing activities	(2,605,806)	440,666

Cash flows from financing activities:
Net proceeds from public offering of common stock	14,917,059	—
Net proceeds from warrant and option exercise	2,275,906	—

Net cash provided by financing activities	17,192,965	—

Effect of exchange rates on cash and cash equivalents	(28,674)	34,771

Net increase (decrease) in cash and cash equivalents	13,076,418	(1,483,432)

Cash and cash equivalents at beginning of period	2,311,269	3,276,299

Cash and cash equivalents at end of period	$15,387,687	$1,792,867

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$—	$6,145
Cash received(paid) during the period for income taxes	248	(105,877)

Non-GAAP Financial Measures: The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss. The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP. We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies. Therefore, our non-GAAP financial measures may not be comparable to those used by other companies. We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.
We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business. Analysts and investors frequently ask us for this information. We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.
Our non-GAAP operating loss during the three months ended September 30, 2010 and 2009 was approximately $591,000 and $475,000, respectively. Our non-GAAP operating loss during the six months ended September 30, 2010 and 2009 was approximately $1.2 million and $1.4 million, respectively.

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Gross Profit
GAAP gross profit	$2,650,354	$2,451,401	$5,175,157	$4,725,360
% of sales	82%	82%	82%	81%
Share-based compensation	4,184	4,903	8,667	18,448
Depreciation expense	15,766	14,150	31,464	28,299

Non-GAAP gross profit	2,670,304	2,470,454	5,215,288	4,772,107

Operating Expenses
GAAP operating expenses	3,597,478	3,328,495	7,047,718	6,973,962
Share-based compensation	68,241	113,909	140,024	273,014
Depreciation expense	57,074	57,546	114,662	115,623
Amortization expense	210,682	211,503	421,450	423,316

Non-GAAP operating expenses	3,261,481	2,945,537	6,371,582	6,162,009

Operating Loss
GAAP operating loss	(947,124)	(877,094)	(1,872,561)	(2,248,602)
Share-based compensation	72,425	118,812	148,692	291,462
Depreciation expense	72,840	71,696	146,126	143,922
Amortization expense	210,682	211,503	421,450	423,316

Non-GAAP operating loss	$(591,177)	$(475,083)	$(1,156,293)	$(1,389,902)